UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May 2007

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Acquisition




4 May 2007


PEARSON ACQUIRES HARCOURT ASSESSMENT AND HARCOURT EDUCATION INTERNATIONAL FROM REED ELSEVIER



Pearson, the international education and information company, today announces that it has agreed to acquire Harcourt Assessment and Harcourt Education International from Reed Elsevier for $950m in cash.


The acquisition extends Pearson's position as the world's leading education company by adding international reach, complementary products and new capabilities. The transaction does not include Harcourt's US School basal and supplementary publishing businesses.


In testing, Harcourt Assessment has an extensive catalogue of high quality research-based education and clinical assessment products for children and adults. Harcourt's heritage and expertise in test development and publishing extends Pearson's leading position in providing US states and the Federal Government with contracted testing services including programme management, marking, logistics and operations. Pearson and Harcourt already work side-by-side on several state contracts, where Harcourt provides test development and Pearson provides test marking and administration.


Harcourt publishes market-leading tests in many segments including the Stanford Achievement Test series and the Watson-Glaser Critical Thinking Appraisal for school students; the Miller Analogies Test for graduate school applicants; the Naglieri and Versant tests for English language learners; and the Wechsler Intelligence Scales and Raven's Matrices for clinical assessment (which complement Pearson's existing clinical assessments). These tests are sold in the US and around the world.


In international education, Harcourt publishes textbooks and online learning materials for teachers and students in primary and secondary schools and the vocational market. With imprints including Heinemann, Rigby, Ginn, Payne Gallway and Raintree, it is a leading school publisher in the UK, Australia and New Zealand; it is one of the fastest growing school publishers in South Africa; and it is also active in many other regions including Asia, the Middle East, Africa and the Caribbean.


In recent years, Pearson has been building its position in these markets, supported by its investments in content, assessment and digital learning services. The transaction will accelerate Pearson's goal of combining educational content and innovative technology to offer students and teachers new products and services that can personalise learning to the needs of each student.


In 2006, Harcourt Assessment and Harcourt Education International contributed $524m of sales and $31m of operating profit to Reed Elsevier (before restructuring charges and one-off costs relating to the US testing business). The businesses generated $54m of operating profit in 2005 and $84m in 2004. At the end of 2006, they reported gross assets of $741m.


The transaction will close in several stages, following regulatory review by the relevant authorities where required. Although the timing of regulatory approval will influence the phasing of integration spend and benefits, Pearson expects the acquisition to be broadly neutral to adjusted earnings per share after restructuring costs in 2007 and 2008. Pearson also expects the acquisition to enhance Pearson's adjusted EPS and generate a return above Pearson's cost of capital from 2009. The purchase price includes a tax benefit worth approximately $125m, which we expect to reduce Pearson's tax rate on adjusted earnings per share by around one percentage point from 2008.






Marjorie Scardino, chief executive, said:


"We have long admired these businesses. They bring new intellectual property, capabilities and skills to Pearson, and will enable us to accelerate our strategy of leading the personalisation of learning, both in the US and around the world. We know that their people share our commitment to education, and we look forward to welcoming them as colleagues."


Ends


For more information:

Luke Swanson/ Simon Mays-Smith      +44 (0)20 7010 2310




                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 04 May 2007

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary